Exhibit 99.1

For Immediate Release

NORSAT INTRODUCES ATOM 250 WATT KU-BAND
BLOCK UPCONVERTER AND SOLID STATE POWER AMPLIFIER

- Latest edition to the ATOM series is ideal for TWTA Replacement and Satellite News Gathering (SNG) -

Vancouver, British Columbia – March 9, 2016 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced the ATOM 250 Watt Ku-band Block Upconverters (BUC) and Solid State Power Amplifiers (SSPAs), the latest edition to the ATOM Series products.

The ATOM 250 Watt Ku-Dual band BUC provides 250W of saturated power (200W @ P1dB) in one of the most compact sizes in the market. Covering transmit frequencies from 12.25 to 18 GHz, including CDL-Band and Low KU Band, the ATOM 250W SSPAs and BUCs can be configured to suit operation on any Ku Band satellite. Ethernet, redundancy configurations, EMI/EMC, and other custom options are available upon request.

The ATOM series are up to 85% smaller, 90% lighter, and 60% more energy efficient than alternatives, enabling a wide range of applications including TWTA replacement, Satellite News Gathering, transportable VSAT, Satcom on the Move, and Radar. The ATOM 250W also includes ATOMControl, the same Management and Control software that powers the full ATOM Ku and Ka family of products.

“We are pleased to announce yet another product in the popular line of ATOM Series of BUCs and SSPAs, “stated Norsat President & CEO, Dr. Amiee Chan. “We continue to build upon the strengths of this product offering to develop the next generation technology. Our ATOM product line sales continued to gather market traction and our customers continue to be extremely pleased with the ATOM products and our customization capabilities to meet their highly stringent demands.”

Norsat has shipped the first ATOM 250W BUC to our initial customer for integration into a radar transceiver application and is accepting new orders now. For more information on the ATOM 250W BUC go to:
http://www.norsat.com/solutions/microwave-products/buc-ku-band/

Norsat will be showcasing the Ku and Ka ATOM series of BUCs and SSPAs at the Satellite 2016 show in National Harbor from March 8th to March 10th. We welcome interested parties to drop by booth #1808 to talk to one of our representatives.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com